UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 10)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
64,329,977 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
64,329,977 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,329,977 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.10% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 11 (“Amendment No. 11”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  This Amendment No. 11 is being filed solely due to a change in the number of Shares outstanding reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and not as a result of any transactions by the Reporting Person.  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”). This Statement is being filed by YGA with respect to the following Share ownership amounts as of March 10, 2023:

•
6,664,220 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 5,705,260 Shares and 958,960 Shares issuable upon (i) the conversion of 3,169 shares of the Issuer’s Series A Convertible Preferred Stock, pursuant to the Certificate of Designations, dated August 9, 2018 (the “Series A Certificate of Designations” and such shares, the “Series A Preferred Shares”), (ii) the conversion of 1,081 shares of the Issuer’s Series C Convertible Preferred Stock, pursuant to the Certificate of Designations, dated March 17, 2021 (the “Series C Certificate of Designations” and such shares, the “Series C Preferred Shares”) and (iii) exercise of 17,924 warrants, pursuant to the Series C Warrant Agreement, by and between the Issuer and YGA, dated March 17, 2021 (the “Series C Warrants”);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
14,109,408 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,923 Shares and 1,355,026 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,758 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants;

•
14,109,408 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 1,481,060 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,956 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants;

•
3,455,058 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 932,335 Shares issuable upon (i) conversion of 770 Series A Preferred Shares, (ii) the conversion of 2,235 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants;

•
15,081,510 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), comprised of 13,567,803 Shares and 1,513,707 Shares issuable upon (i) conversion of 5,540 Series A Preferred Shares, (ii) conversion of 1,427 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants;

•
1,250,158 Shares beneficially owned directly by York Tactical Energy Fund L.P., a Delaware limited partnership (“York Tactical”), comprised of 41,488 Shares following the exercise of the Series B Warrants and 1,208,670 Shares issuable upon (i) conversion of 2,598 Series B Preferred Shares, (ii) conversion of 2,095 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants; and

•
2,501,252 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and together with York Tactical, York Capital, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy and York Select Strategy, the “York Funds”), comprised of 82,977 Shares following the exercise of the Series B Warrants and 2,501,252 Shares issuable upon (i) conversion of 5,202 Series B Preferred Shares, (ii) conversion of 4,194 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants.

YGA, the sole managing member of the general partner of each of York Capital, York Select Strategy, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy, York Tactical, and York Tactical PIV-AN, exercises investment discretion over such investment funds and accordingly may be deemed to have beneficial ownership over the Shares beneficially owned directly by the York Funds.

James G. Dinan is the Non-Executive Chairman of YGA.  William Vrattos is Managing Partner.

Dinan Management, L.L.C., a New York limited liability company (“Dinan Management”), is the general partner of each of York Capital and York Multi-Strategy. YGA is the sole managing member of Dinan Management.

York Select Domestic Holdings, LLC, a New York limited liability company (“York Select Domestic Holdings”), is the general partner of York Select Strategy. YGA is the sole managing member of York Select Domestic Holdings.

York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company (“York Credit Opportunities Domestic”), is the general partner of York Credit Opportunities and York Credit Opportunities Master.  YGA is the sole managing member of York Credit Opportunities Domestic.

York European Distressed Credit Holdings II, LLC, a New York limited liability company (“York European Holdings”), is the general partner of York European Fund. YGA is the sole managing member of York European Holdings.

York Tactical Energy Holdings, LLC, a New York limited liability company (“York Tactical GP”) is the general partner of York Tactical and York Tactical PIV-AN.

The name of each director and each executive officer of YGA is set forth on Exhibit 1 to this Statement, which is incorporated herein by reference.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 11, as of March 10, 2023, are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of March 10, 2023.

(a)          (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,329,977 Shares in the aggregate, comprised of 54,461,944 Shares and 9,868,033 Shares issuable upon (i) the conversion of 17,839 Series A Preferred Shares, (ii) the conversion of 7,800 Series B Preferred Shares, (iii) the conversion of 14,746 Series C Preferred Shares, and (iv) the exercise of 253,931 Series C Warrants, which represent approximately 40.1% of the outstanding Shares (based on (i) 150,573,984 Shares outstanding as of March 2, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 10, 2023, plus (ii) 9,868,033 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares and exercise of Series C Warrants (beneficially owned by YGA)).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 5,705,260 Shares, comprised of 5,705,260 Shares and 958,960 Shares issuable upon (i) the conversion of 3,169 Series A Preferred Shares, (ii) the conversion of 1,081 Series C Preferred Shares and (iii) exercise of 17,924 Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

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(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,106,949 Shares, comprised of 11,751,923 Shares and 1,355,026 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,758 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,109,408 Shares, comprised of 12,628,348 Shares and 1,481,060 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,956 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,455,058 Shares, comprised of 2,522,723 Shares and 932,335 Shares issuable upon (i) conversion of 770 Series A Preferred Shares, (ii) the conversion of 2,235 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 15,081,510 Shares, comprised of 13,567,803 Shares and 1,513,707 Shares issuable upon (i) conversion of 5,540 Series A Preferred Shares, (ii) conversion of 1,427 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,250,158 Shares comprised of 41,488 Shares following the exercise of the Series B Warrants and 1,208,670 Shares issuable upon (i) conversion of 2,598 Series B Preferred Shares, (ii) conversion of 2,095 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

 (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,501,252 Shares comprised of 82,977 Shares following the exercise of the Series B Warrants and 2,501,252 Shares issuable upon (i) conversion of 5,202 Series B Preferred Shares, (ii) conversion of 4,194 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

(b)         (i) YGA may be deemed to be the beneficial owner of 64,329,977 Shares in the aggregate, comprised of 54,461,944 Shares and 9,868,033 Shares issuable upon (i) the conversion of 17,839 Series A Preferred Shares, (ii) the conversion of 7,800 Series B Preferred Shares, (iii) the conversion of 14,746 Series C Preferred Shares, and (iv) the exercise of 253,931 Series C Warrants, which represent approximately 40.1% of the outstanding Shares (based on (i) 150,573,984 Shares outstanding as of March 2, 2023, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on March 10, 2023, plus (ii) 9,868,033 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares and exercise of Series C Warrants (beneficially owned by YGA)).

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(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 5,705,260 Shares, comprised of 5,705,260 Shares and 958,960 Shares issuable upon (i) the conversion of 3,169 Series A Preferred Shares, (ii) the conversion of 1,081 Series C Preferred Shares and (iii) exercise of 17,924 Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,106,949 Shares, comprised of 11,751,923 Shares and 1,355,026 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,758 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,109,408 Shares, comprised of 12,628,348 Shares and 1,481,060 Shares issuable upon (i) conversion of 4,331 Series A Preferred Shares, (ii) conversion of 1,956 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of, comprised of 2,522,723 Shares and 932,335 Shares issuable upon (i) conversion of 770 Series A Preferred Shares, (ii) the conversion of 2,235 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 15,081,510 Shares, comprised of 13,567,803 Shares and 1,513,707 Shares issuable upon (i) conversion of 5,540 Series A Preferred Shares, (ii) conversion of 1,427 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,250,158 Shares comprised of 41,488 Shares following the exercise of the Series B Warrants and 1,208,670 Shares issuable upon (i) conversion of 2,598 Series B Preferred Shares, (ii) conversion of 2,095 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

      (ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 82,977 Shares following the exercise of the Series B Warrants and 2,501,252 Shares issuable upon (i) conversion of 5,202 Series B Preferred Shares, (ii) conversion of 4,194 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

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(c)  Neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares within last sixty days.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2023
York Capital Management Global Advisors, LLC

	By:	/s/ Brian Traficante
Name: Brian Traficante
Title: Managing Director & Chief Operating Officer, General
Counsel and Chief Compliance Officer

EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF
YORK CAPITAL MANAGEMENT GLOBAL ADVISORS, LLC.

Name	Title	Principal Business Address	Principal Occupation	Citizenship
James G. Dinan	Non-Executive Chairman	1330 Avenue of the Americas 20th Floor New York, NY 10019	Investment management	USA
William Vrattos	Managing Partner	1330 Avenue of the Americas 20th Floor New York, NY 10019	Investment management	USA
Michael Zhang	Chief Financial Officer	1330 Avenue of the Americas 20th Floor New York, NY 10019	Investment management	USA